Hatteras Investment Partners, LP

850 Colonnade Center Drive

Suite 150

Raleigh, NC 27615

April 4, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig

Re:	Hatteras Core Alternatives Fund, L.P. (File Nos. 333-176623; 811-21685),
Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-176624; 811-21665),
Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-176639; 811-21986), and
Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-176625; 811-21985)
(collectively, the “Core Alternatives Funds” or the “Feeder Funds”); and
Hatteras Master Fund, L.P. (File No. 811-21666) (the “Master Fund” and, together with the Core Alternatives Funds, the “Funds” or the “Registrants”)

Ladies and Gentlemen:

The following responds to the SEC staff’s comments that you provided by telephone on August 18, 2022, and the follow-on comments that you provided by telephone on September 28, 2022, December 19, 2022 and February 17, 2023, regarding the staff’s review of the Funds’ annual report to shareholders for the fiscal year ended March 31, 2022, filed on Form N-CSR filed on June 9, 2022. For your convenience, the Staff’s comments are summarized below in bold and each comment is followed by the Funds’ response.

August 18, 2022

1.

The Statements of Assets and Liabilities for the Hatteras Core Alternatives TEI Fund, L.P. and Hatteras Core Alternatives TEI Institutional Fund, L.P. list professional fees payable in excess of the professional fees for the year on the Statements of Operations. Please explain.

In the most recent financials, the Withholding Tax Payable was inadvertently included in the professional fees payable on the Assets and Liabilities for both the Hatteras Core Alternatives TEI Fund, L.P. and the Hatteras Core Alternatives TEI Institutional Fund, L.P. The Funds will revert back to separating these appropriately on the next report to shareholders.

2.	Item 11(b) of Form N-CSR requires that a registrant “[d]isclose any change in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Similarly, certification 4(d) under Item 13(a)(2) of Form N-CSR requires that the principal executive and principal financial officer of a registrant certify that the registrant has “[d]isclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” The Staff notes that these items were recently amended to cover the full period covered by the report rather than only the second fiscal quarter but that the Funds’ filings reference only the second fiscal quarter. Please confirm that there were no changes to the Funds’ internal controls during the period covered by the report. In addition, please confirm that the Funds will comply with the updated form requirement in future filings if applicable.

The Funds confirm that there were no changes to the Funds’ internal controls during the period covered by the report. The Funds confirm they will comply with the updated form requirements in future filings.

3.

The auditor’s report is dated May 31, 2022, which is 61 days after the close of the Funds’ fiscal year. Please explain whether the Funds complied with the requirement to transmit to shareholders of record this report within 60 days after the close of the Funds’ fiscal year as required by Rule 30e-1(c) under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Funds recognize the auditor’s report is dated 61 days after the close of the Funds’ fiscal year. Moving forward, procedures have been put in place to prevent this from reoccurring, including the establishment of an audit calendar that confirms expected commencement of mailing of reports within 60 days of the close of the Funds’ fiscal year.

4.	The Feeder Funds last effective registration statement became effective on July 31, 2020. Pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), the financial statements included in the Feeder Funds last effective registration statement would have gone stale by July 31, 2021. Please explain whether there were sales made on a stale prospectus after July 31, 2021.

The registrants respectfully advise the staff that there was one sale of the Hatteras Core Alternatives TEI Fund, L.P. subsequent to July 31, 2021, and that such sale was made pursuant to a private offering in accordance with Section 4(a)(2) of the Securities Act.

5.	The Master Fund’s last registration statement filing was made in 2005. Please explain why the Master Fund did not file annual post-effective amendments to its registration statement.

The Master Fund respectfully advises the staff that the Master Fund is registered under the 1940 Act and not under the Securities Act and is sold only to the Feeder Funds in private placement transactions. Accordingly, the Master Fund is not required to file post-effective amendments and the financial statements of the Master Fund do not go stale pursuant to Section 10(a)(3) of the Securities Act.

6.	The Feeder Funds registration statement was filed pursuant to Rule 415 under the Securities Act, which requires a new shelf registration statement to be filed every three years. Please confirm whether the Feeder Fund’s met the three-year requirement with the last registration statement update.

The Funds respectfully advise the staff that the Funds are in liquidation and no longer offered for sale. Accordingly, the Funds did not renew their shelf registrations under Rule 415 of the Securities.

7.	Please provide supplementally the percentage ownership of Beneficient Preferred Series B-2 Units that are held by the Funds.

As of December 31, 2021, the Master Fund owns 44.4% of The Beneficient Company Group, L.P. Preferred Series B-2 Units, which represents 20.2% ownership of The Beneficient Company Group, L.P., and 10.1% ownership of The Beneficient Company Group, L.P.’s total equity, including non-controlling interests issued by The Beneficient Company Group, L.P.’s consolidated subsidiaries.

As of March 31, 2022, the Master Fund owns 44.4% of The Beneficient Company Group, L.P. Preferred Series B-2 Units.

September 28, 2022

8.	We note your response to comment 7. Please explain why the investment in The Beneficient Company Group, L.P. Preferred Series B-2 Units was not identified as an investment in an affiliate and why all of the required disclosures of Regulation S-X 12-14 were not included. Please confirm that the Master Fund performed the significant subsidiary test of S-X 1-02-(w)(2) for any controlled subsidiaries.

The Fund respectfully advises the staff that the Master Fund is registered under the 1940 Act and The Beneficient Company Group, L.P. is not an “affiliated person” or “affiliated company” (as such terms are defined in in the 1940 Act) of the Master Fund, and therefore there is not an affiliate relationship requiring additional disclosures. The Fund notes that the Master Fund has no voting rights attached to the preferred units.

The significant subsidiary test was deemed not applicable to the Master Fund as there is not a control relationship.

9.	Please explain:

a.	How shareholders were informed of the transaction with The Beneficient Company Group, L.P. (“Beneficient”).

Shareholders of the Core Alternative Funds were informed of the Boards’ approval of a plan of liquidation and the purchase of the Core Funds’ assets by an institutional buyer in connection therewith via a letter and frequently asked questions sent to shareholders.

b.	How an investment in Beneficient is in accordance with the Funds’ principal investment strategies; and

The B-2 investment is held solely for the purposes of executing the Plan of Liquidation and is not intended to be a long-term holding.

c.	How the boards determined that the investment in Beneficient was in the best interests of shareholders.

The Board considered the Beneficient transaction in connection with its consideration of the plans of liquidation for the Funds. The Board considered, with respect to the plans of liquidation, the Funds’ lack of long-term viability options in light of the Funds’ decreasing asset size and challenging performance record. The Boards also considered the adviser’s determination that it would be in the best interests of the Funds and their shareholders to enter into the Beneficient transaction, which would result in the liquidation of the Funds. In that regard, the Board noted that the adviser believed, due to the illiquid nature of the Funds’ assets, that the sale of the Funds’ assets to Beneficient and the subsequent liquidation and termination of the Funds would be the quickest and most efficient way for shareholders to recoup their investments in the Funds, and would return the most value to shareholders. The Board also took into account that if Beneficient’s public listing did not occur by June 30, 2023, the Funds’ would have the right to require Beneficient to repurchase all of its Preferred B-2 Units from the Funds for cash.

10.	Please explain who retains the risk of ownership of the underlying investments transferred to Beneficient in exchange for Beneficient Series B-2 Units.

Beneficient assumed the investment risk and economic ownership of underlying investments on December 7, 2021. Transfer of ownership will be initiated during the fourth quarter of 2022 following the finalization of the transaction’s valuation (the “Adjusted Closing NAV”).

11.	Please explain whether any fees were incurred in connection with the Beneficient transaction.

The Hatteras Master Fund has incurred fees in connection with the announcement and continued communications to investors as well as matters related to the execution of the transaction. Fees associated with the negotiations of the transaction with Beneficient were expensed to the Firm.

12.	Based on our conversation on 8/18/22, it was indicated to us that the Beneficient investment entitles the holder to receive either common stock of the underlying IPO, or if an IPO is not completed by June 2023, the initial transaction price plus 5% per annum. Please explain how the potential to receive publicly traded common shares of the underlying IPO in lieu of cash repayment was factored into the valuation. Please also explain where the specific risks related to this instrument were disclosed.

On December 7, 2021, the Hatteras Core Alternatives Funds (“Funds”) exchanged all Funds’ underlying investments for an equivalent amount of Beneficient Preferred Series B-2 Unit Accounts (the “Preferred B-2 Units”). The initial valuation of the Preferred B-2 Units (the “Estimated Closing NAV”) was determined using a reference date of September 30, 2021 for the exchanged investments. The final valuation of the Preferred B-2 Units (the “Adjusted Closing NAV”) will be determined by value of the exchanged investments as of December 31, 2021. Beginning on December 7, 2021, the Funds’ capital account in the Preferred B-2 Units will earn 1.25% (5% per annum) until December 31, 2022, and thereafter, 1.75% (7% per annum), compounded quarterly. At a public listing, the Preferred B-2 Units will convert into a number of common units by dividing the capital account balance of the Preferred B-2 Units at the time of the public listing by the product of Preferred B-2 Discount Rate and the price of the common units at the time of the public listing. The Preferred B-2 Discount Rate equals 85% if a public listing occurs prior to December 31, 2022, or 80% if a public listing occurs after December 31, 2022. Beneficient and Hatteras have entered into a Registration Rights Agreement to expedite the sale of the publicly traded common shares. The Registration Rights Agreement also includes a Put Right that gives Hatteras the right to require Beneficient to repurchase all of its Preferred B-2 Units for cash in the event a Registration Statement in respect of the initial Demand Registration or otherwise registering Registrable Securities for resale has not been declared effective by the Commission by June 30, 2023.

The Funds’ Annual Report as of March 31, 2022, listed a fair value for the Preferred B-2 Units of $ 315,217,121. At that time, the transaction’s Adjusted Closing NAV was not yet finalized. The Preferred B-2 Units were valued with an estimate of the Adjusted Closing NAV, calculated as the sum of a) the Estimated Closing NAV, b) the Preferred Return, and c) the Post-Closing Date Purchase Price Adjustment as of May 27, 2022. The Estimated Closing NAV was $298,338,671 as determined on December 7, 2021. The amount of Preferred Return (5% per annum) earned as of March 31, 2022, was $4,941,500 as listed on the capital account statement for the Preferred B-2 Units as of March 31, 2022. The Post-Closing Date Purchase Price Adjustment as of May 27, 2022, was $11,936,950. The Post-Closing Date Purchase Price Adjustment represents the difference between the Estimated Closing NAV and the Adjusted Closing NAV, incorporating in all available fair values as of December 31, 2021, for the exchanged investments, or the most recently available fair value for exchanged investments where a fair value as of December 31, 2021, is not yet available.

At the time of the Annual Report, with regard to the Funds’ position of risk associated with the transaction, the Funds felt that the existing risk disclosures (as noted in Section ‘10. Risk Factors’ within the Master Fund’s Notes to Financial Statements) covered the risks adequately, including the Master Fund investing in private companies where it is dependent on future developments and such uncertainty may impact the value of these investments.

February 17, 2023

13.	The Staff notes your response to comment 12 and does not believe that the terms and risks of the Beneficient transaction have been adequately disclosed to shareholders in filings with the Commission. Please acknowledge the Staff’s comment and update the risk disclosures in future filings.

The Registrants acknowledge the Staff’s comment. The Registrants will update the disclosures included in any future annual or semiannual report on Form N-CSR to include more fulsome disclosure of the risks related to the Beneficient transaction, including risks arising from (i) the possibility that the SPAC transaction that would result in the public listing of common shares of Beneficient is approved and the Master Fund receives common shares of Beneficient, and (ii) the possibility that the SPAC transaction that would result in the public listing of common shares of Beneficient is not approved.

14.	The Staff notes your response to comment 10 which states that transfer of ownership will be initiated during the fourth quarter of 2022 following the finalization of the transaction’s valuation. Please update this response since the fourth quarter of 2022 has ended. Please also explain whether the Registrant considered the guidance FASB 946-320-25-2 relating to securities transactions outside of conventional channels and related considerations.

Hatteras and Beneficient have established the operational procedure for the transfer of ownership of the underlying investments in the Fund’s Plan of Liquidation and Hatteras continues to work towards the completion of the transfers.

In consideration of FASB 946-320-25-2, the transaction was recorded with the effective date as specified within the Registration Rights Agreement and the Exchange Trust Binding Term Sheet. Given the legal binding nature of the documents, we deem the obligation criteria to be met, regardless of settlement timeliness.

15.	Please confirm that the intent is to distribute cash to the Funds’ shareholders and not shares of another Hatteras fund.

The Registrants so confirm.

*****

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to Joshua Deringer of Faegre Drinker Biddle & Reath LLP at (215) 988-2738 or Joshua Lindauer of Faegre Drinker Biddle & Reath LLP at (212) 248-3298.

Very truly yours,

/s/ David B. Perkins
David B. Perkins

cc:	Allison Zollicoffer, Treasurer
Joshua Deringer, Partner, Faegre Drinker
Joshua Lindauer, Associate, Faegre Drinker